

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

April 4, 2018

John Cotterell
Chief Executive Officer
Endava Limited
125 Old Broad Street
London EC2N 1AR
United Kingdom

  Re: Endava Limited
    Draft Registration Statement on Form F-1
    Submitted March 8, 2018
    CIK No. 0001656081

Dear Mr. Cotterell:

  We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Prospectus Summary

Selected Risks Affecting Our Business, page 5

1. Please disclose the percentage of voting power that will be held by the holders of the Class B shares and the amount of voting control that Mr. Cotterell will hold after the offering. State whether the company will be a "controlled company" under the definition of the applicable stock exchange.

Corporate Reorganization, page 6

2.   Your statement that Endava Limited's existing shareholders will be required to exchange each of the ordinary shares held by them for the same number and class of newly issued Class B ordinary shares appears to be inconsistent with the disclosure on page 106 which suggests that some shares will be converted into Class A ordinary shares. Please advise or revise.

Non-IFRS Measures and Other Management Metrics, page 11

3.   Free cash flow is a liquidity measure that you have characterized as a measure of core operating performance similar to the use of your Adjusted PBT Margin. Please revise throughout the filing to characterize the measure as one of liquidity. See the Division's Non-GAAP Compliance & Disclosure Interpretations, Question 102.07.

Risk Factors

Risks Related to Our Business and Industry

We are dependent on our largest clients, page 14

4.   We note that your largest client accounted for 13% of your total revenue for the year ended June 30, 2017. Please discuss the material terms of any agreements with this client, including any minimum spending requirements or termination provisions to the extent that they are different from the general termination provisions for your other clients disclosed on page 15.

5.   We note that you granted an option to a third-party to acquire a "captive Romanian subsidiary" that you created and staffed and, if the option is exercised, you would immediately lose future revenue from this subsidiary. Please disclose the percentage of total revenue represented by the Romanian subsidiary described in this risk factor and the purchase price associated with the option to acquire this entity. Also, file the agreement as an exhibit.

We face risks associated with having a long selling and implementation cycle . . ., page 22

6.   Please disclose the average length of your selling cycle and the average increase in your selling cycle for large contracts. Also, clarify your reference to larger projects.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations</u>

<u>Overview, page 57</u>

7.   We note your statement that, on average, 91.2% of your revenue each fiscal year came from clients who purchased services from you during the prior fiscal year. To the extent material, please disclose this measure for each of the periods presented.

<u>Key Factors Affecting Our Performance, page 59</u>

8.   Please clarify whether your clients' minimum spend is measured on an annual basis or over the term of the agreement.

<u>Results of Operations</u>

<u>Comparison of the Years Ended June 30, 2015, 2016 and 2017, page 65</u>

9.   Please revise to provide more insight into the underlying business drivers or conditions that contributed to the increase of your revenues in fiscal 2016 and 2017. For example, specify the portion of the revenue increase attributable to new clients compared to an increase in spending by existing clients. See Item 5.A of Form 20-F and Section III.D of SEC Release 33-6835.

<u>Cost of Sales, page 66</u>

10.   Please revise to quantify the impact of currency fluctuations for the periods presented. We note that you do not provide quantification of the impact of currency fluctuations in your disclosure regarding cost of sales for fiscal 2017 compared to fiscal 2016, but attribute the decrease in gross margin primarily to the weakening of the British Pound relative to the Euro and U.S. Dollar. We note similar concern with disclosure related to selling, general, and administrative expenses. Refer to Item 5.A.3 of Form 20-F

<u>Business</u>

<u>Our Competitive Strengths, page 79</u>

11.   You state that you are one of the leading employers of IT professionals in certain regions in which you operate. Please disclose the regions in which you are considered a leader.

<u>Our Strategy, page 80</u>

12.   We note your disclosure that you are highly focused on remaining at the forefront of emerging technology trends such as blockchain and that you have "developed next-generation technology solutions such as blockchain payment gateways." Please explain

the nature and purpose of blockchain in the context of your business, and discuss any significant challenges and risks with regard to its implementation and accessibility.

Principal Shareholders, page 103

13.   You state that your principal shareholders are those who beneficially own more than 5% of your ordinary shares. Item 7.A.1 of Form 20-F requires information for shareholders who are beneficial owners of 5% or more of each class of the voting securities. Please revise accordingly. To the extent there are principal shareholders who beneficially own 5% of your ordinary shares and who are not currently disclosed, please revise to include them.

14.   Please expand your disclosure on page 105 to disclose whether there has been any significant change in the percent ownership held by any of your major shareholders in the past three years. See Item 7.A of Form 20-F.

Description of Share Capital and Articles of Association, page 106

15.   You state in the risk factors on page 39 that future transfers by holders of Class B ordinary shares will generally result in the conversion to Class A ordinary shares on a one-to-one basis, subject to limited exceptions. Please provide a materially complete discussion of the conversion terms of the Class B ordinary shares and the exceptions to the conversion terms in this section.

Endava Limited Consolidated Financial Statements

Consolidated Statement of Comprehensive Income, page F-3

16.   Please revise to separately present revenues related to managed services contracts or advise. In this regard, we note that managed services revenues pattern of revenue recognition differs from your other service contracts. Refer to paragraph 35 of IAS 18 and paragraph 85 of IAS 1.

17.   We note your disclosure on page 64 that share-based compensation expense is not included in cost of sales. Please provide us with an analysis that supports the presentation of share-based payment costs related to your cost of sales functional expense with your selling, general and administrative expenses. Similarly address the exclusion of depreciation and amortization expense from cost of sales. Please address paragraphs 15 and 29 of IAS 1 in your response.

Note 3. Significant Accounting Policies

15. Revenue, page F-15

18.   Please revise disclose the nature of the service level commitments related to your managed service contracts and the impact on your revenue recognition. We note your disclosure on page 23 that you may be required to pay liquidated damages if unable to maintain agreed-upon service levels. Refer to paragraph 21 of IAS 18.

19.   In your risk factor disclosure on page 16 you describe the risk that fixed-price or managed service contracts could be unprofitable. Please revise to disclose your policy related to unprofitable contracts. Refer to paragraphs 20 through 28, and 36 of IAS 18 and paragraph 36 of IAS 11.

Note 30. Share Options, page F-37

20.   You disclose that employees are entitled to a cash payment if there is a growth in value of the shares held in the Joint Share Ownership Plan ("JSOP"). Please revise to further describe the Trigger Events and the Trustee's option to acquire the beneficial interest belonging to the participant by transferring shares or paying cash as disclosed on page 97. In addition, describe your consideration of the accounting treatment for the JSOP upon completion of this offering. Refer to paragraphs 41 through 43 of IFRS 2.

Note 36. Subsequent Events, page F-42

21.   You disclose that the $15.8 million of contingent consideration may be paid in the form of equity or cash depending on a number of conditions. Please disclose the timing and terms of payment and the conditions that determine whether such consideration will be in the form of cash or equity. In addition, disclose the terms and conditions for the $5.1 million of contingent consideration payable to certain continuing employees of Velocity Partners and the equity awards with respect to 6,000 Class A ordinary shares.

22.   Please provide us with a breakdown of all share-based compensation awards granted in 2018 through the date of effectiveness and the fair value of the underlying ordinary shares used to value such awards at the grant date. To the extent there were any significant fluctuations in the fair values from period-to-period, please describe for us the factors that contributed to these fluctuations, including any intervening events within the company or changes in your valuation assumptions or methodology.

Velocity Partners, LLC and Subsidiaries Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies

Foreign currency translation, page F-49

23.   We note that the operations of Velocity Partners Vnz, S.C.A. are reported in the Venezuelan Bolivar and the disclosure that re-measurement gains or losses would be immaterial to the consolidated financial statements as a whole. We further note that the re-measurement loss for the nine-months ended September 30, 2017 is disclosed on page F-58. Please tell us size of Velocity Partners Vnz, S.C.A. operations and the amount of the re-measurement gain/loss for the years ended December 31, 2015 and 2016.

General

24.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

25.   Please supplementally provide us with copies of any graphical materials or artwork you intend to use in your prospectus. Upon review of such materials, we may have further comments. For guidance, refer to Question 101.02 of our Securities Act Forms Compliance and Disclosure Interpretations.

26.   Please disclose the source of the following assertions in your prospectus.

- you are a leading next-generation technology services provider (pages 2, 57, 75 and 78); and
- you are one of the leading employers of IT professionals (pages 5, 79 and 88).

       You may contact Joyce Sweeney, Staff Accountant, at (202) 551-3449, or Craig Wilson, Senior Assistant Chief Accountant, at (202) 551-3226, if you have questions regarding comments on the financial statements and related matters. Please contact Jeff Kauten, Attorney-Advisor, at (202) 551-3447, or in his absence, me at (202) 551-3453, with any other questions. If you require further assistance, please contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

                         Sincerely,

                         /s/ Jan Woo

                         Jan Woo
                         Legal Branch Chief
                         Office of Information Technologies
                         and Services

cc: Nicole Brookshire, Esq.
       Cooley LLP